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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 01 2017

Washington DC 415

SEC FILE NUMBER
8-13173

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AQUILA DISTRIBUTORS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 W 45TH STREET, SUITE 3600
(No. and Street)

NEW YORK	NEW YORK	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH P. DIMAGGIO 212-697-6666
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEISERMAZARS LLP
(Name – *if individual, state last, first, middle name*)

60 CROSSWAYS PARK, DRIVE WEST, STE 301	WOODBURY	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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OATH OR AFFIRMATION

I, JOSEPH P. DIMAGGIO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AQUILA DISTRIBUTORS LLC, as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

TREASURER & FINANCIAL OPERATIONS PRINCIPAL

Title

PAMELA C. ROSE
Notary Public, State of New York
Registration #01RO6089026
Qualified In New York County
Commission Expires March 17, 2019



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of Independent Registered Public Accounting Firm

To the Member of
Aquila Distributors LLC

We have audited the accompanying statement of financial condition of Aquila Distributors LLC, (the "Company"), as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Aquila Distributors LLC, as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.



February 28, 2017

WEISERMAZARS LLP
60 CROSSWAYS PARK DRIVE WEST, SUITE 301 – WOODBURY, NEW YORK – 11797
TEL: 516.488.1200 – FAX: 516.488.1238 – WWW.WEISERMAZARS.COM

Aquila Distributors LLC
Statement of Financial Condition
December 31, 2016

Assets	
Cash and cash equivalents	$ 1,011,275
Due from affiliates	311,413
Prepaid expenses	67,304
Marketable securities, at fair value	20,136
Commissions receivable	21,040
Deferred tax asset	3,000
Tax refund receivable	8
Total assets	$ 1,434,176
Liabilities and Member's Equity	
Liabilities	
Commissions payable	$ 489,672
Accounts payable and accrued expenses	265,269
Accrued taxes	5,400
Total liabilities	760,341
Total member's equity	673,835
Total liabilities and member's equity	$ 1,434,176

The accompanying notes are an integral part of this financial statement.

1. Organization

On March 1, 2016, Aquila Distributors, Inc. ("ADI") merged with and into Aquila Distributors LLC ("ADL"), a Delaware limited liability company. This was an internal reorganization among the owners of ADI and the owners of Aquila Management Corporation ("AMC" or "Parent Company"), which wholly owns ADL and Aquila Investment Management LLC ("AIM"). AMC has been the sponsor and creator of several mutual funds within the Aquila Group of Funds (the "Funds," each a "Fund"). AIM serves as the administrator for all of the Funds, and investment adviser and administrator for all but one of the Funds.

At the time of the merger, ADL assumed all the assets and liabilities of ADI, became the successor to the broker-dealer registration of ADI and is a registered broker and dealer in securities under the Securities Exchange Act of 1934. ADL became the principal underwriter to the Funds and acts as the exclusive distributor of shares in the Funds for AIM.

There is no change in control or management, no automatic assignment or termination of agreements, and no change in the capitalization, operations, business or business plans of ADI as a result of its merger with ADL. Because the transaction was structured as a merger of ADI with and into ADL with ADL as the surviving entity, by operation of law upon the effectiveness of the reorganization, ADL has the rights and obligations of ADI.

Revenue from Sale of Investment Company Shares

ADL ("the Company"), as exclusive distributor of the Funds, receives income from the sale of affiliated mutual fund shares including underwriting fees and broker commissions from mutual fund trades processed by the Company. Underwriting fees and commissions are based upon a percentage of the sales price of the shares sold, which percentage varies with the dollar amount of the purchase and shares already owned. Commission income is recognized on the trade date basis, which is the date of the sale of the mutual fund shares.

Underwriter fees are earned on all sales of loaded A shares. Dealer Commissions are earned on sales of loaded A shares and sales of C shares when the company is listed as dealer of record or there is no current dealer of record.

For the year ended December, 31, 2016, all income earned by the Company was from the sales of shares of affiliated funds.

The company earns distribution fees in the form of C share service fees. The C share service fee is earned on outstanding C shares aged greater than 12 months and less than 72 months when C shares automatically convert to A shares. Distribution fees also includes 12b-1 fees on A, C and I shares outstanding primarily when the company is listed as dealer of record, the full amount is not re-allowed to the dealer of record, or there is no current dealer of record.

1. Organization – (Continued)

Distribution fees are recognized on monthly basis based on shares outstanding during the month. All distribution fees are earned on shares outstanding of affiliated funds.

Clearance of Mutual Fund Shares
The Company is a member of Fund/Serv, a facility offered to registered broker - dealers for the clearance of purchases and redemptions of mutual fund shares by member financial institutions. Pursuant to arrangements with the affiliated mutual funds and their bank, the Company does not hold cash or securities from Fund/Serv nor does it owe money or securities to the affiliated mutual funds for the liabilities associated with such funds or securities. All fund shareholder records are maintained by BNY Mellon Investment Servicing (including omnibus accounts for several brokers), as transfer and shareholder servicing agent for the affiliated mutual funds.

2. Summary of Significant Accounting Policies

Cash Equivalents
The Company considers all money market accounts and all highly liquid instruments purchased with original maturities of three months or less to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
ADL is a Limited Liability Company and is disregarded for Federal income tax purposes. All income and expenses are included on the Parent Company's income tax return. Income tax expense (benefit) is allocated to ADL as if it had filed a separate tax return.

The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Generally, the Company's United States tax returns are subject to examination by Federal, state, and local authorities for a period of three years from the later of either the due date of such returns or the actual date the returns were filed.

3. Related Party Transactions

Related party transactions are between (a) AMC, and its' other wholly owned subsidiary, AIM, (b) the Funds, and (c) a consultant who also serves as a member of the Company (collectively the "Affiliated Parties").

Expense Sharing Agreement
On July 1, 2012, ADI and AIM entered into an Expense Sharing Agreement ("Agreement"), whereby, it was agreed to consolidate prior agreements and understandings with respect to expense sharing arrangements including: (1) Payroll and Fringe Benefits, (2) Rent, Utilities and use of Office Equipment, (3) Communications Expense, (4) Customer Relationship Management (CRM) System, and (5) Corporate American Express Credit Card Charges. In addition, the agreement calls for AIM to compensate the Company for certain services, specifically for shareholder services, marketing, professional, and support services provided for AIM's benefit. The Agreement establishes systematic and rationale allocation methodologies for each shared expense category consistent with U.S. generally accepted accounting principles. The Agreement will automatically renew on a year-to-year basis unless and until terminated by either party on thirty days' notice. Total expenses allocated to the Company under the Agreement amounted to $1,982,285 for the year ended December 31, 2016. Accounts payable and accrued expenses include $238,592 due to AIM at December 31, 2016.

Shareholder Services, Marketing, Professional and Support Services
ADL and AIM have also determined that it is appropriate for AIM to compensate ADL for certain shareholder servicing, marketing, professional, and support services performed by and relating to the operations, and necessary to the functioning, of ADL that benefit AIM in addition to the Funds, through ADL's role as distributor of the Funds. For the year ended December 31, 2016, the Company earned shareholder services, marketing, professional and support services fees from AIM in the amount of $1,200,000.

Purchased C Share Receivables
At June 30, 2009 ADI and AIM entered into a Purchase and Sale Agreement, whereby, the Company from time to time may sell purchased receivables related to each fund to A|IM. For the year ended December 31, 2016, AIM purchased receivables from the funds in the amount of $619,643, at a cost of $550,000 with a discount on these transactions in the amount of $69,643.

Consulting Services
For the year ended December 31, 2016, the Company made payments to an affiliated party for consulting services in the amount of $14,000.

Due from Affiliates
At December 31, 2016, due from affiliates amounts to $311,413 and represents 12b-1 and service fees due from the Funds.

4. Net Capital Requirements

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Commission Act, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $25,000 or 1/15 of aggregate indebtedness.

At December 31, 2016, the Company had net capital, as defined, of $287,685, which exceeded the required minimum net capital of $50,689 by $236,996. Aggregate indebtedness at December 31, 2016 totaled $760,341. The ratio of aggregate indebtedness to net capital was 2.64 to 1.

Additionally, National Securities Clearing Corporation requires a broker-dealer to have $50,000 in excess net capital over the minimum net capital requirement imposed by the Securities and Exchange Commission. The Company exceeded this requirement by $186,996.

5. Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer or other party is unable to fulfill its contractual obligations.

The uncertain financial market could adversely affect the Company's business.

The Company had cash in excess of FDIC insured limits in the amount of $662,457 at December 31, 2016 and was exposed to the credit risk resulting from this concentration of cash.

6. Fair Value Measurements

The Company accounts for its financial instruments at fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels is explained below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2: Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.

6. Fair Value Measurements – (Continued)

Level 3: Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Company's own assumptions about the assumptions a market participant would use in valuing the asset or liability, based on the best information available.

The following are the major categories of assets and liabilities measured at fair value on a recurring basis and summarized by the fair value hierarchy as described above, as of December 31, 2016.

Description	Total	Level 1	Level 2	Level 3
Marketable securities, at fair value	$20,136	$20,136	$ -	$ -

Aquila Distributors LLC

Statement of Financial Condition
December 31, 2016

The Company's Statement of Financial Condition as of December 31, 2016 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.